Exhibit (a)(5)(G)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

NELSON GOODMAN, individually and on

behalf of all others similarly situated,

Plaintiff,

v.

ROBERT DEVINCENZI, BERNARD BAILEY, DONALD MATTSON, ARTHUR HAUSMAN, WALTER WALKER, ALBERT MOYER, LASERCARD CORPORATION, ASSA ABLOY INC., and AMERICAN ALLIGATOR ACQUISITION CORP.,

Defendants.

C.A. No:

VERIFIED CLASS ACTION COMPLAINT FOR

BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. This is a stockholder class action brought by plaintiff on behalf of the holders of LaserCard Corporation (“LaserCard” or the “Company”) against LaserCard and its Board of Directors (the “Board” or the “Individual Defendants) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Assa Abloy Inc. and American Alligator Acquisition Corp. (collectively “Assa Abloy”)(the “Proposed Transaction”) by means of an unfair process, for an unfair price, and without adequate disclosure of information.

2. On December 20, 2010, the Company announced that it had entered into a merger agreement with Assa Abloy pursuant to which Assa Abloy will acquire all of the outstanding shares of the Company through a cash tender offer of $6.25 per share, for a total value of approximately $80 million. Upon consummation of the Proposed

Transaction, LaserCard will become part of Assa Abloy’s HID Global business (“HID”). Assa Abloy commenced the tender offer on December 22, 2010 and it is scheduled to expire on January 21, 2011.

3. As described below, the Proposed Transaction as currently constituted is unfair to LaserCard’s shareholders because it does not adequately value the Company’s future growth prospects, which will inure to Assa Abloy if the Proposed Transaction is consummated. The Proposed Transaction value is inadequate and significantly undervalues the Company.

4. Moreover, despite their clear duty to maximize shareholder value in this change of control transaction, the Board utterly failed to do so. As of November 5, 2010, each of Assa Abloy, and parties described as Bidder B, and Bidder C had submitted proposals to acquire the Company for $6.25 per share. As described in more detail, the Company made no attempt to engage the three parties in a bidding war to get the best possible price and maximize shareholder value. Rather, the Board unreasonably favored HID and chose to enter into a transaction with HID over the other interested parties, without even attempting to get the parties to improve their proposals.

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated December 20, 2010 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors; (ii) a matching rights provision that allows Assa Abloy three bueiness business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Assa Abloy a termination fee of $3 million. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of LaserCard.

6. In addition, on December 22, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.

7. In short, the Proposed Transaction is designed to unlawfully divest LaserCard’s public stockholders of their holdings without providing them with a fair process or a fair price, in accordance with their duty to maximize shareholder value, and without adequate disclosure of material information. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of LaserCard.

9. LaserCard is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 1875 North Shoreline Boulevard, Mountain View, California 94043, and together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide.

10. Defendant Robert DeVincenzi (“DeVincenzi”) has been the President, Chief Executive Officer, and a director of the Company since 2008.

11. Defendant Bernard Bailey (“Bailey”) has been a director of the Company since 2008.

12. Defendant Donald Mattson (“Mattson”) has been Vice Chairman of the Board of the Company since 2007.

13. Defendant Arthur Hausman (“Hausman”) has been a director of the Company since 1981.

14. Defendant Walter Walker (“Walker”) has been a director of the Company since 1999.

15. Defendant Albert Moyer (“Moyer”) has been a director of the Company since 2005.

16. Defendants referenced in ¶¶ 10 through 15 are collectively referred to as Individual Defendants and/or the LaserCard Board. The Individual Defendants as officers and/or directors of LaserCard, have a fiduciary relationship with Plaintiff and other public shareholders of LaserCard and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

17. Defendant Assa Abloy Inc. is an Oregon corporation and is a subsidiary of ASSA ABLOY AB, a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

18. Defendant American Alligator Acquisition Corp. is a Delaware corporation wholly owned by Assa Abloy Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of LaserCard and owe them, as well as the Company, a duty of highest good faith, loyalty and full, candid and adequate disclosure.

20. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of LaserCard, or are aiding and abetting others in violating those duties.

23. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

24. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

25. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Assa Abloy to attempt to eliminate the public shareholders’ equity interest in LaserCard pursuant to a defective sales process, and (ii) permit Assa Abloy to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

26. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of LaserCard common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

28. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of December 27, 2010, LaserCard has approximately 12.35 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of LaserCard by Assa Abloy, pursuing a course of conduct that does not maximize LaserCard’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have LaserCard and Assa Abloy aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

29. LaserCard, together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide. The Company develops, manufactures, and integrates LaserCard optical security media cards, encoders, peripherals, smart and specialty cards, biometrics, and modular software. The Company’s cards and systems are used in various applications, including citizen identification, border security, government service delivery and facility access.

30. In late 2009, LaserCard contacted a number of parties, including Assa Abloy’s HID Global Business Unit, seeking their interest in a transaction with the Company. Although a number of parties submitted indications of interest, the Company suspended the sales process in May 2010, in part to conduct an extensive review and re-evaluation of the company’s fiscal year business projections.

31. Thereafter, between August and October 2010, the Company reinitiated discussions with a number of parties regarding their interest in a transaction with the Company. As a result of this process, the Company received a number of indications of interest by parties seeking to acquire the Company.

32. In September 2010, Bidder B submitted a proposal to acquire the Company for $4.25 per share in cash. Bidder B revised the proposal a number of times over the next month. On October 29, 2010, Bidder B submitted a revised proposal to purchase the Company for $6.25 per share.

33. In September 2010, Bidder C submitted a cash acquisition proposal to acquire the Company for $4.80 to $5.00 per share. On October 25, 2010, Bidder C improved the price of its proposal to a range of $5.75 to $6.00 per share. On November 1, 2010, Bidder C indicated to the Company its further willingness to improve the price of its proposal to $6.25 per share.

34. In addition, although the terms were not disclosed in the Recommendation Statement, Bidder D submitted a stock merger proposal that would result in LaserCard stockholders receiving approximately 40% of the equity of the combined company, and submitted a revised proposal (terms not disclosed in Recommendation Statement) on November 1, 2010.

35. Also on November 1, 2010, management of LaserCard discussed with representatives of HID whether HID might be interested in submitting an indication of interest to acquire LaserCard. On November 4, 2010, HID submitted a non-binding written proposal providing for the acquisition of LaserCard for $6.00 per share.

36. Later in the day on November 4, 2010, the Board met to discuss and evaluate the various acquisition proposals received by LaserCard to that point. It should be noted that at the time of the meeting, Bidders B and C each had pending proposals to acquire the Company for $6.25 per share, while HID had a pending proposal to acquire the Company for $6.00 per share.

37. However, following the November 4 Board meeting, the Company began to focus solely on negotiating a transaction with HID. As stated in the Recommendation Statement, “On November 5, 2010, after further negotiations between representatives of LaserCard and HID, HID submitted a revised proposal at a price of $6.25 per Share in cash, subject to various conditions and assumptions.” Then, “On November 8, 2010, representatives of Imperial Capital and HID discussed key deal points to validate HID’s interest in completing a transaction and ability of HID and its corporate parent to do so in a timely manner, including by structuring the proposed acquisition as a cash tender offer. Later that day and based on the results of those discussions, LaserCard executed the HID non-binding letter of intent providing for the acquisition of all of the outstanding Shares at a price per Share of $6.25 in cash.”

38. The Company shockingly executed a letter of intent with HID on November 8, 2010 pursuant to which HID would acquire the Company for $6.25 per share despite the fact that both Bidders B and C had pending offers to purchase the Company at the same price. There is no indication in the Recommendation Statement as to the reasons the Company chose to enter into the letter of intent with HID.

39. What is even more disturbing is that there is no indication in the Recommendation Statement that the Company engaged in any form of discussions with

Bidders B, C, or HID to get them to improve their $6.25 proposals. Rather than engage the companies in a bidding war in order to maximize shareholder value and get the best possible price for the Company’s shareholders, the Board unreasonably favored HID and chose to enter into a transaction with HID over the other interested parties.

40. Thereafter, between November 10, 2010 and December 20, 2010, LaserCard and HID engaged in due diligence, had numerous discussions, and negotiated the terms of the merger agreement between the parties. Again, there is no indication in the Recommendation Statement that the Board that the Board and/or other Company representatives had any discussions or negotiations with Bidders B or C during this time. Eventually, on December 20, 2010, Assa Abloy and the Company executed the Merger Agreement.

41. In a press release dated December 20, 2010, the Company announced that it had entered into a merger agreement with Assa Abloy pursuant to which Assa Abloy which acquire all of the outstanding shares of the Company through a cash tender offer at the price of $6.25 per share. Assa Abloy commenced the tender offer on December 22, 2010 and it is scheduled to expire on January 21, 2011.

42. The Proposed Transaction consideration is inadequate. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. For example, just recently, on October 28, 2010, the Company announced its financial results for its fiscal 2011 second quarter ended October 1, 2010. The Company announced that revenues for the second quarter were $12.7 million, compared with $11.6 million in the prior quarter. GAAP net income for the second quarter was $0.8 million, or $0.07 per diluted share, compared with GAAP net income of

$0.4 million, or $0.04 per diluted share, in the prior quarter. In the press release announcing the financial results, Defendant DeVincenzi noted the Company had achieved seven consecutive quarter of profitability, stating: “We have achieved profitability over the past seven quarters due to the ongoing contributions from our core customer programs and the previously implemented refinements to our cost model.”

43. LaserCard shareholders are being cashed out at the unfairly low price of $6.25 per share. Assa Abloy is picking up LaserCard at the most opportune time, at a time when LaserCard is poised for growth and its stock price is trading at a huge discount to its intrinsic value. In fact, as recently as April 27, 2010, LaserCard’s stock traded at high as $6.77 per share.

44. In addition, the Proposed Transaction consideration fails to adequately compensate LaserCard’s shareholder for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Assa Abloy. As stated in a letter from LaserCard to its customers dated December 20, 2010:

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners.

HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

HID Global and LaserCard share a common perspective relative to the Secure Identity market and will offer a range of complementary technologies and solutions, whether helping governments to protect their citizens, borders and services or assisting commercial enterprises in safeguarding assets and employees. With this combination, both the LaserCard and CCD brands will have the opportunity to leverage HID’s significant market reach, brand power, scale, extensive resources and broad solution portfolio.

HID envisions the combination with LaserCard to be a key element of their strategy to more significantly develop their position in Secure Identity and Citizen Identity markets in particular. LaserCard’s demonstrated skills and core technologies are seen as an additional key competitive advantage and strategic differentiator for the combined company.

Despite the significant synergies inherent in the transaction for Assa Abloy, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Assa Abloy.

The Preclusive Deal Protection Devices

45. In addition, on December 21, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

46. By way of example, §6.8(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Assa Abloy. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Assa Abloy.

47. Pursuant to §6.8 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Assa Abloy of the bidder’s offer. Thereafter, pursuant to §9.1(d) of the Merger Agreement, should the Board determine that the unsolicited offer is superior, Assa Abloy is granted three business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer continues to be a superior proposal. Assa Abloy is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

48. In other words, the Merger Agreement gives Assa Abloy access to any rival bidder’s information and allows Assa Abloy a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Assa Abloy and piggy-back upon the due diligence of the foreclosed second bidder.

49. In addition, the Merger Agreement provides that a termination fee of $3,000,000 must be paid to Assa Abloy by LaserCard if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

50. Finally, Assa Abloy is also the beneficiary of a “Top-Up” provision that ensures that Assa Abloy gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Assa Abloy receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Assa Abloy fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Assa Abloy an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Assa Abloy’s first-in position.

51. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Assa Abloy’s inadequate offer price.

52. Concurrently with the execution of the Merger Agreement, all directors and executive officers of the Company, who directly or indirectly own 389,033 shares of the Company (including 150,487 shares of restricted stock), representing approximately 3.1% of the shares outstanding as of December 20, 2010, entered into a Tender and Support Agreement with Assa Abloy, which provides, among other things, that such shareholders will tender their shares in the tender offer and vote their shares in favor of adoption of the Merger Agreement.

LaserCard’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Acquisition Not Available to LaserCard’s Public Shareholders

53. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of LaserCard’s public shareholders.

54. The Company’s directors and executive officers hold unvested stock options, restricted stock units, and restricted stock of LaserCard to acquire LaserCard Common stock that, upon consummation of the Proposed Transaction, will vest and/or no longer be subject to restrictions, and will be converted into a right to receive the Proposed Transaction consideration. As stated in the Recommendation Statement:

Consideration for Options. As of December 20, 2010, LaserCard’s directors and executive officers held Options to purchase 1,412,502 Shares in the aggregate, of which 708,752 were vested and exercisable as of that date, with exercise prices ranging from $4.84 to $17.68 and an aggregate weighted average exercise price of $11.25 per Share. Pursuant to, and as further described in, the Merger Agreement, each outstanding Option (whether or not vested) outstanding immediately prior to the Effective Time will be cancelled immediately following the Effective Time. The Options will be automatically converted into the right to receive, as soon as practicable after the Effective Time, an amount in cash (subject to applicable deductions and withholdings required by law) determined by multiplying (x) an amount equal to the Offer Consideration, less the applicable exercise price of the Option by (y) the number of Shares subject to the Option (the “Option Consideration”). If the Option Consideration for any such Option is a negative number, no cash payment will be made for such cancelled Option. As a result, based on the Options held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $391,550 (net of the applicable exercise price, but not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Options.

Consideration for Restricted Stock Units. As of December 20, 2010, LaserCard’s directors and executive officers held Restricted Stock Units covering 12,576 Shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to all Restricted Stock Units, and, immediately after the Effective Time, each Restricted Stock Unit will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such Restricted Stock Unit (or portion thereof) an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock Units held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $78,600 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Restricted Stock Units.

Consideration for Restricted Stock. As of December 20, 2010, 150,487 of the Shares held by LaserCard’s directors and executive officers constitute Restricted Stock. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to each share of Restricted Stock, and, immediately after the Effective Time, each share of Restricted Stock will be cancelled and converted automatically into the right to receive an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $940,544 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to this Restricted Stock.

55. In addition, certain of the Company’s executive officers, including Defendant DeVincenzi, has employment agreements with the Company pursuant to which they will be entitled to receive significant severance and other benefits in the even they are terminated following a change of control. The following chart shows the amount each such executive officer would receive in connection with their termination following consummation of the Proposed Transaction:

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Robert T. DeVincenzi	330,000	22,443	359,350	711,793
Christopher Dyball	380,011	19,169	289,456	688,636
Steven G. Larson	335,013	13,230	286,694	634,937
Uwe Ludwig	100,320	—	120,900	221,220
Stephen Price-Francis	—	—	129,344	129,344

56. Based on the above, the Proposed Transaction is unfair to LaserCard’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Materially Misleading and Incomplete Recommendation Statement

57. On December 22, 2010, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.

58. For example, the Recommendation Statement fails to disclose material information concerning the Company’s projections prepared by Company management and provided to Imperial Capital, LLC (“Imperial Capital”), the Company’s financial advisor for purposes of their financial analyses. In particular, the Recommendation Statement discloses the Total Revenue and Adjusted EBITDA projections for years 2011 through 2015 for two sets of projections, the “Base Case” and “Target Case” projections. However, the Recommendation Statement fails to disclose the different assumptions and key inputs used to prepare each set of projections, which is important for shareholders in determining which set of projections to place more reliance on when determining whether to tender their shares in the Proposed Transaction. In addition, the Recommendation Statement fails to disclose the projected Free Cash Flow amounts for years 2011 through 2015, or at the very least, all line items necessary to calculate free cash flows, including depreciation and amortization, capital expenditures, and changes in working capital.

59. In addition, the Recommendation Statement completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Imperial Capital so that shareholders can properly assess the credibility of the various analyses performed by Imperial Capital and relied upon by the Board in recommending the Proposed Transaction.

60. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement should disclose (a) the calculations made by Imperial Capital to derive the

Company’s free cash flow amounts for years 2011 through 2015; (b) the free cash flow amounts calculated for each such year; (c) the criteria and key inputs used to calculate the 20.0% to 28.0% discount rate range that was used in the analysis; (d) the criteria used to select the 1.0% to 5.0% terminal growth rate used in the analysis; and (e) the implied price per share value range calculated in the analysis (only an enterprise value range is disclosed). Disclosure of these free cash flow amounts, key inputs and criteria is all the more important considering the Recommendation Statement states that “Imperial Capital focused primarily on its Discounted Cash Flow analysis” in determining that the Proposed Transaction was fair.

61. With respect to the Publicly Traded Companies Analysis, the Recommendation Statement fails to disclose (a) the criteria used to select the companies used in the analysis; (b) the multiples observed for each company in the analysis (including which Company’s multiples were excluded as outliers); (c) the reasons Imperial Capital did not analyze 2010 Revenue and EBITDA multiples for the Base Case Projections, as it did for the Target Case projections; and (d) the implied per share value ranges calculated in the analysis (only the enterprise value range is disclosed).

62. With respect to the M&A Transaction Statistics Analysis, the Recommendation Statement fails to disclose (a) the criteria used to select the transactions used in the analysis; (c) the multiples observed for each transaction in the analysis; and (c) the implied price per share value ranges calculated in the analysis.

63. In addition, the Recommendation Statement fails to disclose the reasons the Company determined to pursue a transaction with Assa Abloy’s HID Global business unit as opposed to Bidders B and C. As of November 5, 2010, each of HID, Bidder B, and Bidder C had submitted proposals to acquire the Company for $6.25 per share. As described above, on November 8, 2010, LaserCard executed a non-binding letter of intent with HID. The Recommendation Statement must disclose:

(a) The reasons the Company chose to enter into a transaction with Assa Abloy as opposed to Bidders B and C. The details of any discussions, analyses, or any other factors comparing the three proposals that were considered by the Company and/or the Board must be disclosed.

(b) The “summary of Imperial Capital’s preliminary financial analysis of the various proposals” presented to the Board on November 4, 2010, the “exclusivity arrangements proposed under each of the proposals” discussed by the Board on November 4, 2010, and what the Board determined to do following the November 4, 2010 meeting with respect to each proposal.

(c) Whether the Company attempted to engage Bidders B, C, and Assa Abloy in a bidding war after they had each submitted proposals to acquire the Company for $6.25 per share. The Recommendation Statement must disclose whether the Company contacted and had discussions with Bidders B, C, and Assa Abloy to get them to raise their $6.25 per share offer.

(d) The last communications that occurred with Bidders B and C, i.e. how discussions and negotiations with these parties ultimately ceased.

(e) Whether there was, and the length of, an exclusivity period in the nonbinding letter of intent executed between HID and LaserCard on November 8, 2010. Disclosure of this information is material in determining whether the Board unreasonably favored a transaction with HID over Bidders B and C and whether the Board properly attempted to maximize shareholder value during the negotiations and discussions with the three parties.

64. The Recommendation Statement also fails to disclose material information concerning the process conducted by the Board in seeking out potential acquirors. In particular, the Recommendation Statement:

(a) Fails to disclose the reasons LaserCard determined to initiate a sales process in September 2009.

(b) Fails to disclose how many of the 100 parties contacted in October 2009 were strategic parties and how many were financial parties; as well as the criteria used to select the 100 parties that were contacted.

(c) Fails to disclose how many of the parties contacted entered into confidentiality agreements with the Company.

(d) States that between December 2009 and January 2010, the Company received “several preliminary non-binding indications of interest” but fails to disclose how many indications of interest were received, the value/terms of each indication of interest, and whether the party that submitted the indication of interest was a strategic or a financial party.

(e) States that following February 5, 2010 “A substantial portion of the suitors involved at the time declined to continue in the process for various reasons specfici to those suitors or LaserCard” but fails to disclose how many parties declined to continue in the process, the specific reasons provided by each party that dropped out, and how many parties remained in the process.

(f) States that during March and April 2010, “several new parties…had emerged during this time period” but fails to disclose how these parties emerged into the process.

(g) States that between August and October 2010, Imperial Capital re-contacted the parties previously regarded as “qualified acquirors” but fails to disclose the criteria used to determine who was considered a qualified acquiror, and how many parties were considered such.

(h) Fails to disclose the reasons the Company continued to pursue the sales process after having suspended it in May 2010 and after having its stock price drop considerably following the July 29, 2010 earnings call.

(i) Fails to disclose he value of Bidder A’s September 2010 proposal, as well as the reasons LaserCard and Bidder A terminated their discussions on October 21, 2010.

(j) Fails to disclose the value of Bidder D’s October 21, 2010 proposal, the value of Bidder D’s revised proposal submitted on November 1, 2010, including the price collar associated with such proposal, and the results of the discussions and negotiations with Bidder D, including the reasons the Company determined not to pursue a transaction with Bidder D.

(k) Fails to disclose which members of LaserCard management had discussions with HID on November 1, 2010.

(l) States numerous times that “representatives of LaserCard” engaged in certain meetings and negotiations, but fails to disclose which representatives of LaserCard were involved at each such meeting/negotiation.

(m) Fails to disclose whether Imperial Capital performed any services for the Company and/or Assa Abloy in the past two years, and if so to disclose the nature of the services performed and the amount of compensation received.

It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to make a fully informed decision on whether to tender their shares in the Proposed Transaction.

65. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

66. Plaintiff repeats all previous allegations as if set forth in full herein.

67. As Directors of LaserCard, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize LaserCard’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

68. As discussed herein, the Individual Defendants have breached their fiduciary duties to LaserCard shareholders by failing to engage in an honest and fair sale process.

69. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of LaserCard’s assets and will be prevented from benefiting from a value-maximizing transaction.

70. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

71. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

72. Plaintiff repeats all previous allegations as if set forth in full herein.

73. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Lasercard’s shareholders.

74. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

75. As a result, Plaintiff and the Class members are being harmed irreparably.

76. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against LaserCard and Assa Abloy)

77. Plaintiff repeats all previous allegations as if set forth in full herein.

78. As alleged in more detail above, LaserCard and Assa Abloy are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants LaserCard and Assa Abloy aided and abetted the Individual Defendants’ breaches of fiduciary duties.

79. As a result, Plaintiff and the Class members are being harmed.

80. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building 1000 West Street, 10th Floor Wilmington, DE 19801 (302) 984-3800 Attorneys for Plaintiffs

DATED: January 3, 2011

OF COUNSEL

LEVI & KORSINSKY, LLP

Eduard Korsinsky, Esq.

Eric M. Andersen, Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171